United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June 2023

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Vale announces cash tender offers for notes due 2026, 2039, 2036, 2034 and 2042

Rio de Janeiro, June 7, 2023 – Vale S.A. (“Vale”) and Vale Overseas Limited (“Vale Overseas” and, together with Vale, the “Offerors”) announce the commencement of the following cash tender offers:

•	“Any and All Offer”: Vale Overseas offers to purchase for cash any and all of the outstanding notes of the series set forth in the table below under the heading “Any and All Notes” (the “Any and All Notes”).

•	“Waterfall Offers”: Each of Vale Overseas and Vale offers to purchase for cash the outstanding notes issued by it of the series set forth in the table below under the heading “Waterfall Notes” (all such notes, the “Waterfall Notes,” and each a “series” of Waterfall Notes), up to an aggregate principal amount of Waterfall Notes not to exceed US$500,000,000 less the aggregate principal amount of Any and All Notes validly tendered and accepted for purchase pursuant to the Any and All Offer, excluding any premium and any accrued and unpaid interest (the “Maximum Principal Amount”).

The Offerors refer to the offer to purchase the Any and All Notes as the “Any and All Offer,” the offers to purchase the Waterfall Notes as the “Waterfall Offers,” and each individual offer as an “Offer.” Each Offer is a separate offer, and each Offer may be individually amended, extended or terminated. The Any and All Notes, together with the Waterfall Notes, are herein referred to as the “Notes.”

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated June 7, 2023 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes, but the Offerors will only purchase Waterfall Notes up to the Maximum Principal Amount. If the aggregate principal amount of Any and All Notes validly purchased in the Any and All Offer equals or exceeds US$500,000,000, the Offerors will not accept for purchase any Waterfall Notes tendered pursuant to the Waterfall Offers (unless the Offerors, at their own discretion, elect to increase the Maximum Principal Amount at any time on or prior to the Waterfall Expiration Date).

The Offers are conditioned upon the satisfaction of certain conditions, including the consummation of an offering of one or more issuances of debt securities of Vale Overseas, guaranteed by Vale, on terms that are satisfactory to Vale, in its sole discretion, generating aggregate net cash proceeds at least equal to US$1,000,000,000 plus the greater of (a) the aggregate principal amount of all Any and All Notes validly tendered and not validly withdrawn pursuant to the Any and All Offer or (b) US$500,000,000.

Any and All Notes

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Maximum Amount	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread
Vale Overseas	6.250% Guaranteed Notes due 2026	91911TAP8 / US91911TAP84	US$745,441,000	Any and All	3.625% due May 15, 2026	FIT1	+58 bps

(1)	The applicable page on Bloomberg from which the dealer managers will quote the bid side price of the Reference U.S. Treasury Security.

Waterfall Notes

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Accept. Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Waterfall Early Tender Payment(3)
Vale Overseas	6.875% Guaranteed Notes due 2039	91911TAK9 / US91911TAK97	US$1,247,178,000	1	3.875% due May 15, 2043	FIT1	+235 bps	US$50.00
Vale Overseas	6.875% Guaranteed Notes due 2036	91911TAH6 / US91911TAH68	US$1,458,748,000	2	3.375% due May 15, 2033	FIT1	+257 bps	US$50.00
Vale Overseas	8.250% Guaranteed Notes due 2034	91911TAE3 / US91911TAE38	US$641,337,000	3	3.375% due May 15, 2033	FIT1	+231 bps	US$50.00
Vale	5.625% Notes due 2042	91912EAA3 / US91912EAA38	US$491,245,000	4	3.875% due May 15, 2043	FIT1	+188 bps	US$50.00

(1)	The applicable page on Bloomberg from which the dealer managers will quote the bid-side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Waterfall Early Tender Payment.
(3)	Per US$1,000 principal amount. The Waterfall Total Consideration (as defined in the Offer to Purchase) for Waterfall Notes validly tendered prior to or at the Waterfall Early Tender Date (as defined below) and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the Waterfall Early Tender Payment (as defined in the Offer to Purchase).

Indicative Timetable for the Any and All Offer:

Commencement of the Offer	June 7, 2023
Any and All Price Determination Date	11:00 a.m., New York City time, on June 13, 2023, unless extended by Vale Overseas in its sole discretion.
Any and All Withdrawal Date	5:00 p.m., New York City time, on June 13, 2023, unless extended by Vale Overseas in its sole discretion.
Any and All Expiration Date	5:00 p.m., New York City time, on June 13, 2023, unless extended by Vale Overseas in its sole discretion.
Any and All Settlement Date	Promptly after the acceptance by Vale Overseas for purchase of the Any and All Notes validly tendered and not validly withdrawn prior to the Any and All Expiration Date. Expected to be on June 16, 2023, but subject to change.
Guaranteed Delivery Date	5:00 p.m., New York City time, on the second Business Day following the Any and All Expiration Date, expected to be on June 15, 2023, unless the Any and All Expiration Date is extended by Vale Overseas in its sole discretion.
Guaranteed Delivery Settlement Date	Promptly after the Guaranteed Delivery Date. Expected to be on June 16, 2023, but subject to change.

Indicative Timetable for the Waterfall Offers:

Commencement of the Offers	June 7, 2023
Waterfall Early Tender Date	5:00 p.m., New York City time, on June 21, 2023, unless extended by the applicable Offerors in their sole discretion.
Waterfall Withdrawal Date	5:00 p.m., New York City time, on June 21, 2023, unless extended by the applicable Offerors in their sole discretion.
Waterfall Price Determination Date	11:00 a.m., New York City time, on June 22, 2023, unless extended or earlier terminated by the applicable Offerors in their sole discretion.
Waterfall Early Settlement Date	If elected, promptly after the Waterfall Early Tender Date. Expected to be on June 23, 2023, but subject to change.
Waterfall Expiration Date	5:00 p.m., New York City time, on July 7, 2023, unless extended by the applicable Offerors in their sole discretion.
Waterfall Final Settlement Date	Promptly after the Waterfall Expiration Date. Expected to be July 11, 2023, but subject to change.

The Any and All Offer will expire at 5:00 p.m., New York City time, on June 13, 2023 unless extended or earlier terminated (such date and time with respect to the Any and All Offer, as the same may be extended, the “Any and All Expiration Date”). Holders of Any and All Notes who (i) validly tender and do not validly withdraw their Any and All Notes on or prior to Any and All Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Any and All Expiration Date and tender their Any and All Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase), will be eligible to receive the Any and All Total Consideration (as defined below). Validly tendered Any and All Notes may be withdrawn in accordance with the terms of the Any and All Offer, at any time prior to 5:00 p.m., New York City time, on June 13, 2023, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

The Waterfall Offers will expire at 5:00 p.m., New York City time, on July 7, 2023, unless earlier terminated by the applicable Offerors (such time and date, as the same may be extended, the “Waterfall Expiration Date”). Holders of Waterfall Notes who validly tender and do not validly withdraw their Waterfall Notes on or prior to 5:00 p.m., New York City time, on June 21, 2023, unless extended (such time and date, as they may be extended, the “Waterfall Early Tender Date”), will be eligible to receive the Waterfall Total Consideration (as defined in the Offer to Purchase), which is inclusive of an amount in cash equal to the amount set forth in the table above under the heading “Waterfall Early Tender Payment” (the “Waterfall Early Tender Payment”). Validly tendered Waterfall Notes may be withdrawn in accordance with the terms of the Waterfall Offers, at any time prior to 5:00 p.m., New York City time, on June 21, 2023, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law. The Waterfall Total Consideration is expected to be paid on the Waterfall Early Settlement Date, which is expected to occur on June 23, 2023. Holders who validly tender their Waterfall Notes after the Waterfall Early Tender Date, but on or prior to the Waterfall Expiration Date, will be eligible to receive the Waterfall Tender Consideration (as defined in the Offer to Purchase). The Waterfall Tender Consideration is expected to be paid on the Waterfall Final Settlement Date, which is expected to occur on July 11, 2023.

The Any and All Total Consideration and the Waterfall Total Consideration, as applicable, payable per US$1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread for such Notes specified in the table above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 11:00 a.m., New York City time, on the Any and All Price Determination Date and the Waterfall Price Determination Date, as applicable, (each as defined in the Offer to Purchase). The “Waterfall Tender Consideration” is equal to the Waterfall Total Consideration minus the applicable Waterfall Early Tender Payment.

The Waterfall Notes will be accepted in accordance with their Acceptance Priority Levels (as defined in the Offer to Purchase), subject to the Maximum Principal Amount. In all cases, subject to the terms and conditions of the Waterfall Offers, if the purchase of all Waterfall Notes validly tendered in the Waterfall Offers would cause the Offerors to purchase an aggregate principal amount of Waterfall Notes in excess of the Maximum Principal Amount, the Offerors will prorate the Waterfall Notes accepted in the Waterfall Offers in accordance with the Acceptance Priority Procedures, as described in the Offer to Purchase. The Offerors expressly reserve their right, in their sole discretion and subject to applicable law, to increase the Maximum Principal Amount without extending withdrawal rights.

Additional Information

In addition to the Any and All Total Consideration, the Waterfall Total Consideration or the Waterfall Tender Consideration, as applicable, holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any accrued and unpaid interest on the Notes from, and including, the last applicable interest payment date to, but not including, the applicable settlement date. For the avoidance of doubt, accrued and unpaid interest on the Notes validly tendered and accepted for purchase will cease to accrue on the applicable settlement date.

Vale has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Scotia Capital (USA) Inc. to serve as dealer managers (“Dealer Managers”) and D.F. King & Co., Inc. to serve as tender and information agent for the Offers (“D.F. King”). The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 or +1 (800) 591-8263 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at +1 (212) 702-1840 (collect) or +1 (833) 418-0762 (US toll free), Citigroup Global Markets Inc. by telephone at +1 (212) 723-6106 (collect) or +1 (800) 558-3745 (US toll free), J.P. Morgan Securities LLC by telephone at +1 (212) 834-4045 (collect) or +1 (866) 834-4666 (US toll free) and Scotia Capital (USA) Inc. by telephone at +1 (212) 225-5559 (collect) or +1 (833) 498-1660 (US toll free).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) economic, political and social issues in the countries in which we operate, (b) the global economy, (c) commodity prices, (d) financial and capital markets, (e) the mining and metals businesses, which are cyclical in nature, and their dependence upon global industrial production, which is also cyclical, (f) regulation and taxation, (g) operational incidents or accidents, and (h) the high degree of global competition in the markets in which we operate. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 7, 2023		Head of Investor Relations